UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

Commission File Number: 333-69726

DELL COMPUTER CORPORATION 401(k) PLAN
(Full title of the Plan)

DELL COMPUTER CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

807 Las Cimas Parkway
Austin, Texas 78746
(Address of issuer’s principal executive offices and address of the Plan)

REQUIRED INFORMATION

		Page

1.	Report of Independent Accountants	1

2.	Financial Statements:

	a. Statements of Net Assets Available for Benefits at December 31, 2000 and 1999	2

	b. Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000	3

3.	Notes to Financial Statements	4

4.	Supplemental Schedule — Item 27a — Schedule of Assets Held for Investment Purposes at December 31, 2000	9

5.	Signatures	10

6.	Exhibit 23 — Consent of Independent Accountants

Report of Independent Accountants

To the Participants and Administration and Investment Committees of the Dell Computer Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Dell Computer Corporation 401(k) Plan (the “Plan”) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Austin, Texas
June 29, 2001

Dell Computer Corporation 401(k) Plan
Statements of Net Assets Available for Benefits (in thousands)

	DECEMBER 31,

	2000	1999

ASSETS

Cash and cash equivalents	$—	$1,378

Investments:

Money market fund	57,719	85,976

Registered investment funds	308,314	219,747

Dell Computer Corporation participant directed	471,162	1,350,623

Dell Computer Corporation non-participant directed	—	105,453

Loans receivable from participants	42,416	35,023

Total investments	879,611	1,796,822

Receivables:

Interest receivable	359	387

Employer contributions receivable	1,721	20,528

Total Assets	881,691	1,819,115

LIABILITIES

Unsettled trades	—	1,542

Accrued administrative expenses	689	813

Total Liabilities	689	2,355

Net Assets Available for Benefits	$881,002	$1,816,760

The accompanying notes are an integral part of these financial statements.

Dell Computer Corporation 401(k) Plan
Statements of Changes in Net Assets Available for Benefits (in thousands)

For the Year
Ended
December 31,
2000

Additions:

Contributions:

Employee elective deferrals	$86,931

Employee rollovers	22,120

Employer match	33,554

Total contributions	142,605

Investment income:

Interest	1,234

Dividends	43,642

Interest on loans to partipants	3,466

Total investment income	48,342

Total additions	190,947

Deductions:

Withdrawals	161,760

Net depreciation in fair value of investments	962,446

Administrative expenses	2,499

Total deductions	1,126,705

Decrease in net assets	(935,758)

Net Assets Available for Benefits:

Beginning of year	1,816,760

End of year	$881,002

The accompanying notes are an integral part of these financial statements.

Dell Computer Corporation 401(k) Plan
Notes to Financial Statements

Note 1 — DESCRIPTION OF THE PLAN

General — Dell Computer Corporation (the “Company”) adopted the Dell Computer Corporation 401(k) Plan (the “Plan”) effective June 1, 1989. The following brief description of the Plan, as amended, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all U.S. resident employees of the Company who are not covered by a collective bargaining agreement. Participation in the Plan is at the election of the employee. As of December 31, 2000 and 1999, there were 27,033 and 19,300 participants in the Plan, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Contributions — Contributions are made to the Plan by the Company on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Company at the end of each payroll period. Eligible participants may elect to contribute from 1% to 15% of their eligible compensation, in whole percentages, to the Plan up to the statutory limit of $10,500 for 2000 and $10,000 for 1999, as permitted by the Internal Revenue Code of 1986, as amended.

Employer Contributions — The Company contributes 100% of the first 3% of eligible compensation each participant contributes to the Plan. The Company’s matching contributions are made at each payroll period. Additional discretionary employer contributions may be made upon the approval of the Company’s Board of Directors ($0 and $20,528,000 for the year ended December 31, 2000 and 1999, respectively). Prior to September 1, 2000, all employer match contributions were automatically directed to the Dell Computer Corporation Stock Fund until completion of the vesting period. Effective September 1, 2000, all previously unvested and future employer match contributions may be directed at the participant’s discretion according to each participant’s fund elections.

Terminations — Matching contributions forfeited by unvested terminated participants may be used by the Company to offset future matching contributions. At December 31, 2000 and 1999, forfeited non-vested account balances were $0 and $570,700, respectively. During 2000, forfeited account balances of $5,637,143 were used to reduce employer matching contributions.

Vesting — Participants are immediately vested in their contributions and earnings. A participant vests 20% in employer matching contributions after one year of service and 20% annually thereafter. If a participant is re-employed before a five-year break in service has occurred, the participant’s vesting will continue as if the break in service had not occurred.

Administration — Plan assets are held in trust by Chase Manhattan Bank (the “Plan Trustee”). The financial records of the Plan are maintained by a third-party administrator. Effective January 26, 2000, the Plan entered into a contract with Hewitt Services LLC (“Hewitt”) to serve as the Plan’s record keeper. Hewitt replaces Automatic Data Processing, Inc. as record keeper for the plan. Administrative expenses are primarily paid by the participants of the Plan. General administrative expenses are allocated to participant accounts on a pro-rata basis of fund balances.

Participant Accounts — Each participant account is credited with the participant’s contribution, allocations of the Company’s contribution and Plan earnings offset by Plan administrative expenses. Each day, the Plan Trustee calculates earnings and allocates

Dell Computer Corporation 401(k) Plan
Notes to Financial Statements

gains and losses to each participant’s account. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Investments — The following presents investments that represent 5% or more of the Plan’s net assets (in thousands):

	December 31,
	2000	1999

Participant Directed Investments

Dell Computer Corporation Stock Fund	$471,162	$1,350,623

Dodge and Cox Stock Fund	$89,491	$—

Dodge and Cox Balanced Fund	$48,261	$—

STIF Money Market Fund	$57,719	$—

American Euro Pacific Growth Fund	$50,629	$—

PBHG Growth Fund	$63,841	$—

Non-Participant Directed Investments

Dell Computer Corporation Stock	$—	$105,453

The net depreciation in fair value of investments for the year ended December 31, 2000 was $962,446 of which $1,095,477 related to the decline in the fair market value of the Dell Computer Corporation Stock Fund.

Participant Loans - Participants may take out a loan equal to the lesser of $50,000 less the highest previous outstanding loan balance during the past 12 months or 50% of the available vested portion of their account balance. Each participant’s loan is charged an interest rate equal to the prime rate on the date of the loan plus 1% and a one-time fee of $75. The minimum and maximum loan amount is $500 and $50,000, respectively. Loan balances must be paid by direct payroll deduction and the repayment period cannot exceed five years except when the proceeds of the loan are used to acquire the participant’s primary residence.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

Plan Merger — Effective January 1, 2000, Dell Computer Corporation acquired ConvergeNet Technologies, Inc. As a part of this transaction, the assets of the ConvergeNet Technologies, Inc. 401(k) Plan (“ConvergeNet”) were rolled into the Dell Computer Corporation 401(k) Plan. Total plan assets rolled into the Plan from ConvergeNet at January 1, 2000 were $2,523,900.

Dell Computer Corporation 401(k) Plan
Notes to Financial Statements

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles. The Company has adopted AICPA Statement of Position (“SOP’) 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters” as allowed by the SOP. The objective of SOP 99-3 is to reduce the increasing compliance burden on defined contribution plans and improve comparability of financial statement information. SOP 99-3 releases participant-directed defined contribution plans from the requirement to disclose individual fund information.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

Risks and Uncertainties — Financial instruments which potentially subject the Plan to concentrations of credit risk consist primarily of securities in which the Plan invests. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Cash and Cash Equivalents — The Plan considers all liquid investments with original maturities of three months or less to be classified as cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Investments — Investments are recorded at acquisition cost on a trade-date basis, which includes brokerage commissions, and are revalued each business day based upon quoted market prices.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation or depreciation in the fair value of investments which consists of realized gains or losses and the unrealized appreciation or depreciation on those investments. Net appreciation or depreciation is determined based on the difference between average cost of the investments and the market value as of each valuation date of such investment. Average cost is determined based on the weighted average cost of all investments purchased less any dispositions during the plan year.

Participant Loans — Participant loans receivable are recorded at cost which approximates market value. Participant loans are funded from the participant’s vested account balance. Principal and interest loan repayments are credited to the investment from which the loan proceeds were obtained.

Distributions — Plan distributions are recorded when paid.

Dell Computer Corporation 401(k) Plan
Notes to Financial Statements

Note 3 — TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated April 16, 1991, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code. The Company has received determination letters dated February 14, 1996, for Plan amendments prior to March 30, 1995 from the Internal Revenue Service informing the Company that the Plan and related trust, as amended, are designed in compliance with section 401(a) of the Internal Revenue Code. Therefore, the Company believes that the related trust is exempt from federal income tax under section 501(a) of the Internal Revenue Code. Management believes amendments subsequent to March 30, 1995 are in compliance with applicable requirements of the Internal Revenue Code.

Dell Computer Corporation
401 (k) Plan

Supplemental Schedule

Dell Computer Corporation 401(k) Plan
Item 27a — Schedule of Assets Held for Investment Purposes
At December 31, 2000 (in thousands)

(a)	(b)	(c)	(d)
	Description		Current
Identity of Issue	of Investment	Cost	Value

STIF Money Market Fund	Money Market Fund	$57,719	$57,719

Dodge & Cox Stock Fund	Domestic Equity Fund	$89,769	$89,491

Dodge & Cox Balanced Fund	Equity and Fixed Income Fund	$50,351	$48,261

Dell Computer Corporation Stock Fund*	Company Stock Fund	$407,717	$471,162

Pimco Total Return Fund	Fixed Income Fund	$18,829	$19,394

American Euro Pacific Growth Fund	International Equity Fund	$57,783	$50,629

Neuberger Genesis Fund	Small Cap Fund	$31,906	$36,698

PBHG Growth Fund	Mid Cap Fund	$63,552	$63,841

Dell Participant Loan, STIF*	Loans bearing interest at prime plus 1%.	$-	$42,416

*Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL COMPUTER CORPORATION 401(K) PLAN

		By:	Benefits Administration Committee of the Dell Computer Corporation 401(K) Plan

Date:	September 20, 2001		By:	/s/ THOMAS B. GREEN
Thomas B. Green Chairman of Benefits Administration Committee

Exhibit Index

Exhibit
Number	Description

23	Consent of Independent Accountants